OneSpan Inc. SC TO-I

Exhibit 99.(d)(2)

AMENDED AND RESTATED EXECUTIVE EMPLOYMENT AGREEMENT

This AMENDED AND RESTATED EXECUTIVE EMPLOYMENT AGREEMENT (this “Agreement”), entered into as of February 27, 2023 by and between OneSpan North America, Inc. (the “Company”), and Matthew Moynahan (“Executive”), amends and restates in its entirety the Executive Employment Agreement effective as of November 29, 2021 (the “Effective Date”) by and between the Company and the Executive (the “Prior Agreement”).

WHEREAS, the Company desires to continue to employ the Executive, and Executive desires to continue to be employed by the Company, as the Company’s President and Chief Executive Officer, on the terms set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual undertakings of the parties hereto, the Company and Executive agree as follows:

ARTICLE 1

EMPLOYMENT SERVICES

1.1              Term of Employment. The term of Executive’s employment under the Prior Agreement commenced on the Effective Date, continued until the first anniversary of such date (the “Initial Term”), automatically renewed on the first anniversary of the Effective Date and shall continue to automatically renew under this Agreement on each following anniversary of the Effective Date for successive one (1) year terms (each, a “Successive Term”) (the Initial Term, together with all Successive Terms, if any, are collectively referred to herein as the “Employment Period”), unless either party provides the other party with written notice at least two (2) months prior to the expiration of any Successive Term, of its or his intent not to renew any Successive Term. The Employment Period may be terminated earlier pursuant to the terms of Article 3 below.

1.2              Position and Duties. On the terms and subject to the conditions set forth in this Agreement, commencing on the Effective Date and thereafter during the Employment Period, Executive shall hold the position of President and Chief Executive Officer and shall report to the Board of Directors (the “Board”). Executive shall perform those duties and responsibilities as are customarily performed by an executive in such position and such other duties and responsibilities consistent with Executive’s position that may be reasonably assigned to Executive by the Board from time to time. Executive shall devote Executive’s full business time, attention, skill and energy to the business and affairs of the Company and shall use Executive’s reasonable best efforts to perform such responsibilities in a diligent, loyal, and businesslike manner so as to advance the best interests of the Company. Executive shall act in conformity with the Company’s Code of Conduct and Ethics (or similar successor document) as in effect from time to time (the “Code of Conduct”) and the Company’s policies, and within the limits, budgets and business plans set by the Company, and shall adhere to all rules and regulations in effect from time to time relating to the conduct of executives of the Company.

1.3              Other Activities. Notwithstanding Section 1.2, Executive shall be permitted to devote a reasonable amount of time and effort to professional, industry, civic and charitable organizations and managing personal investments; but only to the extent that such activities, individually or as a whole, do not materially interfere with the execution of Executive’s duties hereunder, or otherwise violate any provision of this Agreement. Executive shall not become involved in the management of any for-profit corporation, partnership or other for-profit entity, including serving on the board of directors (or similar governing body) of any such entity, without the prior consent of the Board; provided, however, that this restriction shall not apply to any affiliate of the Company. Executive will serve without additional compensation as an officer and director of any of the Company’s affiliates, if needed. Any compensation or other remuneration received from such service may be offset against the amounts due hereunder.

1.4               Location. The Executive shall maintain a home office and an office at the Company’s U.S. headquarters. Executive will travel as reasonably necessary to perform his duties under this Agreement, which may include significant travel, including internationally.

ARTICLE 2

COMPENSATION

2.1              Base Salary. Effective with the first reasonably practicable payroll occurring after the effective date of this Agreement, the Company shall pay Executive base salary (“Base Salary”) at an annual rate of $600,000 (six hundred thousand dollars), payable in accordance with payroll practices in effect for executives of the Company generally. Base Salary shall be subject to review in accordance with the Company’s normal practice for executive salary review from time to time in effect, and may be increased, but will not be reduced without the prior written consent of Executive except for a reduction that is commensurate with and part of a general salary reduction program applicable to all senior executives of the Company.

2.2              Annual Incentive Compensation. During the Employment Period, Executive shall participate in the Company’s Executive Incentive Plan and any successor thereto (the “Annual Bonus Plan”) in accordance with the terms and conditions thereof as established by the Board (or the compensation committee thereof). For 2022 and beyond, the Executive shall be provided a target annual bonus equal to 100% of his then current Base Salary under the Annual Bonus Plan, with greater amounts attainable for overachievement.

2.3              Long-Term Incentive Compensation. During the Employment Period, Executive shall participate in the Company’s 2019 Omnibus Incentive Plan and any successor thereto (the “Long-Term Incentive Plan”) in accordance with the terms and conditions thereof. For 2022, Executive received a Long-Term Incentive Plan equity grant of $2,500,000 divided equally between time-based restricted stock units (“RSU’s”) vesting semi-annually over three years and performance-based restricted stock units (“PSU’s) vesting one-third per year over three years if certain performance measures set by the Board are met.

For 2023 and each year of employment thereafter, Executive shall receive a grant of at least $2,500,000 annually, or higher at the Board’s discretion.

In addition, in connection with his commencing employment with the Company, Executive was awarded a special one-time grant of 500,000 RSU’s/PSU’s vesting as outlined below (“One-Time Special Grant”).

250,000 RSUs with time-based vesting; four-year vest, 25% or 62,500 shares per year.

250,000 PSU’s (the “One-Time PSU Special Grant”) with performance vesting; four-year measurement period (the “Performance Period”) as described below:

Forty-five percent (45%) or 112,500 shares of the One-Time PSU Special Grant (the “First PSU Tranche”) shall vest upon the Company’s stock (NASDAQ: OSPN) having a 45 trading day average closing price of at least $30.00; and the remaining fifty-five percent (55%) or 137,500 of the One-Time PSU Special Grant (the “Second PSU Tranche”) shall vest upon the Company’s stock (NASDAQ: OSPN) having a 45 trading day average closing price of at least $40.00 or higher. However, if the First PSU Tranche shall have vested and the Performance Period has not expired but the closing price target of $40.00 is not reached, then Executive shall be entitled to a portion of the Second PSU Tranche based on a linear interpolation between $30.00 and $40.00 for the highest 45 trading day average closing price achieved before the end of the Performance Period. Further, in the case of a termination without Cause or for Good Reason in accordance with Section 3.3 below prior to the expiration of the Performance Period where not all of the One-Time PSU Special Grant have vested, then there shall be an additional 18 month vesting period extension (“Tail Period”). During the Tail Period, Executive shall continue to be eligible to vest in the One-Time PSU Special Grant at the same performance measures except that the number of PSU’s delivered shall be reduced for the ratio of the number of days between termination and four years over four years plus 18-months.

For purposes of these vesting conditions, the stock prices above are without the effect of any extraordinary Company transactions such as tender offers or recapitalizations, which, if effected, the Board shall adjust the stock price targets. The terms and conditions of the equity grants shall be further governed by the Long-Term Incentive Plan and a customary award agreement.

2.4              Employee Benefit Plans. Executive will be eligible to participate on substantially the same basis as the Company’s other senior executive officers in any other employee benefit plans offered by the Company including, without limitation, medical, dental, short-term and long-term disability, life insurance, and retirement savings plans (in each case, subject to the eligibility requirements of such plans). The Company reserves the right to modify, suspend or discontinue any and all of its employee benefit plans, practices, policies and programs at any time without recourse by Executive, so long as the Company takes such action generally with respect to other similarly situated senior executive officers and subject to the Company’s obligation to provide the COBRA Continuation Benefit in connection with a qualifying termination of Executive’s employment pursuant to Article 3.

2.5              Paid Time Off. Executive will be entitled to paid time off in accordance with the Company’s US policy for senior executives.

2.6              Business Expenses. The Company will reimburse Executive for all reasonable and necessary business expenses, including business travel, airfare, hotels, and meals, incurred in the performance of services with the Company, according to Company’s policies and upon Executive’s presentation of an itemized written statement and such verification as the Company may require, in a manner that complies with Treasury Regulation Section 1.409A-3(i)(1)(iv).

ARTICLE 3

TERMINATION OF EMPLOYMENT

3.1              Voluntary Resignation. Executive may terminate his employment for any reason by giving the Company sixty (60) days prior written notice of a voluntary resignation date (“Resignation Date”). Upon receiving Executive’s notice of intent to resign, the Company may require that Executive cease performing services for the Company at any time before the Resignation Date, so long as the Company continues Executive’s Base Salary, service for purposes of the Annual Bonus Plan and Long-Term Incentive Plan, and employee benefits under Section 2.4 through the Resignation Date. Except as otherwise provided under law or the terms of the Annual Bonus Plan, the Long-Term Incentive Plan, or any other employee benefit plan in which Executive participates, Executive shall not be entitled to receive any compensation or benefits from the Company after the Resignation Date. For the avoidance of doubt, any annual incentive bonus that has not been paid as of the Resignation Date will not be payable and is forfeited.

3.2              Termination By Company for Cause. The Company may terminate Executive’s employment for Cause (as defined below) by giving written notice to Executive designating an immediate or future termination date. Such notice shall indicate the specific provisions of this Agreement relied upon as the basis of such termination. In the event of a termination for Cause, the Company shall pay Executive his Base Salary and provide employee benefits under Section 2.4 through the termination date. Except as otherwise provided under law or the terms of the Annual Bonus Plan, the Long-Term Incentive Plan, or any other employee benefit plan in which Executive participates, Executive shall not be entitled to receive any compensation or benefits from the Company after the termination date.

For purposes of this Agreement, “Cause” means:

(i)                 Executive breaches Executive’s obligations under this Agreement, the Company’s Code of Conduct and Ethics (or any successor thereto) or an established policy of the Company and such breach continues after Executive has received written notice by the Company that specifies such breach and a period of 10 days in which to cure such breach (but only to the extent that such breach is capable of being cured);

(ii)              Executive engages in conduct prohibited by law (other than minor violations), or commits an act of dishonesty, fraud, or serious or willful misconduct in connection with his job duties that, in the reasonable judgment of the Company, could injure the integrity, character or reputation of Company;

(iii)            Executive refuses to perform, or habitually neglects, Executive’s duties and responsibilities hereunder (other than on account of Disability (as defined below), and continues such refusal or neglect after having been given written notice by the Company that specifies what duties Executive failed to perform and an opportunity to cure of ten days;

(iv)             Use or disclosure by Executive of confidential information or trade secrets other than in the furtherance of the Company’s (or its subsidiaries’) business interests, or other violation of a fiduciary duty to the Company (including, without limitation, entering into any transaction or contractual relationship causing diversion of business opportunity from the Company (other than with the prior written consent of the Board)); or

(v)               Executive fails to reasonably cooperate with any audit or investigation involving the Company or its business practices after having been given written notice by the Company that specifies Executive’s failure to cooperate and an opportunity to cure of five days.

3.3              Termination By Company Without Cause or Termination by Executive for Good Reason. The Company may terminate Executive’s employment without Cause at any time during the Employment Period by giving written notice to Executive designating an immediate or future termination date.

Executive may resign from employment during the Employment Period due to:

(i)                 a failure to provide the compensation and benefits required by this Agreement;

(ii)              a reduction in Executive’s Base Salary below the Base Salary in effect during the immediately preceding year, unless such reduction is commensurate with and part of a general salary reduction program applicable to all senior executives of the Company (such reduction not to exceed 20%) or is agreed to in writing by Executive;

(iii)            any material diminution of Executive’s title, reporting structure, authority, duties or responsibilities; or

(iv)             a material breach by the Company of any of its material obligations under this Agreement

(each of which shall constitute a “Company Breach” or “Good Reason”) and such resignation shall be treated as a termination by Executive for Good Reason; provided that, (a) Executive has provided written notice describing such Good Reason in reasonable detail to the Company within 90 days of the initial occurrence of such Good Reason, (b) the Company fails to cure such Good Reason within 30 days of receipt of such written notice from Executive, and (c) Executive’s resignation occurs within 60 days following the end of the cure period; and provided, further, that in the case of subsections (ii) and (iii), an act or omission shall not constitute Good Reason if Executive has incurred a Disability (as defined below).

The election by Executive to not renew any Successive Term pursuant to Section 1.1 shall not be a termination for Good Reason and shall not entitle Executive to Severance Pay. However, the election by the Company to not renew any Successive Term pursuant to Section 1.1 shall be deemed to be a termination without Cause effective as of the termination of the Successive Term and shall entitle Executive to Severance Pay as hereinafter provided or the severance benefits described in Section 3.6 hereof, as applicable.

In the event of a termination by the Company without Cause or a termination by Executive for Good Reason, the Company shall pay Executive his Base Salary and provide employee benefits under Section 2.4 through the termination date. In addition, subject to the requirements set forth in Section 3.7, Section 3.8, and Section 3.9, the Company will provide the following compensation and benefits to Executive (collectively, the “Severance Pay”):

A.	an amount equal to twelve (12) months of Executive’s then current Base Salary, less applicable withholdings, payable in equal installments on each regularly scheduled payroll pay date during the twelve (12) month period that begins on the first day immediately after the Release Effective Date (as defined in Section 3.7);
B.	an amount equal to Executive’s then current annual incentive compensation target, in a single lump sum, payable with the first installment of the salary-based severance;
C.	awards, if any, under the Long-Term Incentive Plan shall be paid in accordance with the terms and conditions of the Long-Term Incentive Plan and the applicable awards; and
D.	subject to Executive’s timely election for continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), the Company will pay Executive’s monthly COBRA premiums as part of Executive’s severance benefits until the earliest of (i) twelve (12) months following the date of termination (the “COBRA Continuation Benefit”) or (ii) the date Executive becomes eligible for group insurance coverage through a new employer. Thereafter, medical, dental and vision insurance coverage and health reimbursement account coverage shall be continued only to the extent required by COBRA and only to the extent Executive timely pays the premium payments himself. Notwithstanding the foregoing, the Company may end the payment of premiums earlier (but not Executive’s eligibility for COBRA) if it reasonably determines that applicable laws or regulations are reasonably likely to cause the payment of these premiums to trigger taxes or penalties on the Company or other participants or, to the extent Executive would be taxed on more than the amount of premiums, to Executive.

Except as otherwise provided under law, or the terms of the Long-Term Incentive Plan, or any other employee benefit plan in which Executive participates, Executive shall not be entitled to receive any additional compensation or benefits from the Company after the termination date.

3.4              Death. The Employment Period shall terminate automatically upon Executive’s death. In the event of Executive’s death during the Employment Period, the Company shall pay Executive’s Base Salary; and provide employee benefits under Section 2.4 through the termination date. Except as otherwise provided under law or the terms of the Annual Bonus Plan, the Long-Term Incentive Plan, or any other employee benefit plan in which Executive participates, no other compensation or benefits from the Company shall be payable after the termination date.

3.5              Disability. “Disability” means Executive being unable to perform his duties to the Company as provided in this Agreement (Section 1.2) for a period of at least 180 continuous days as a result of a mental or physical condition. The Company may terminate Executive’s employment for Disability during the Employment Period by giving written notice to Executive designating a termination date that is at least 30 days after the date of the notice of termination, provided that Executive does not return to work on a substantially full-time basis within 30 days after notice of termination on account of Disability is provided to Executive. A return to work of less than 30 continuous days on a substantially full-time basis shall not interrupt a continuous period of Disability. In the event of termination of the Employment Period on account of Executive’s Disability, the Company shall pay Executive’s Base Salary and provide employee benefits under Section 2.4 through the termination date. Except as otherwise provided under law or the terms of the Annual Bonus Plan, the Long-Term Incentive Plan, or any other employee benefit plan in which Executive participates, no other compensation or benefits from the Company shall be payable after the termination date.

3.6              Change in Control. “Change in Control” has the meaning assigned to such term in the Long-Term Incentive Plan as in effect from time to time. Notwithstanding anything in this Agreement to the contrary, a Change in Control will have occurred only if such change in ownership constitutes a change in control under Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations and other guidance in effect thereunder (“Section 409A”).

If contemporaneous with or within eighteen (18) months after a Change in Control that occurred during the Employment Period (a) the Company terminates Executive’s employment without Cause or (b) Executive terminates his employment for Good Reason, then, provided Executive complies with the requirements set forth in Section 3.7, Section 3.8, and Section 3.9, Executive will be eligible to receive, in lieu of the benefits described in Section 3.3: (i) a cash payment (the “Change in Control Payment”) equal to the sum of (a) twelve (12) months of Executive’s then current Base Salary plus (b) Executive’s then-current target annual bonus, less applicable withholdings; and (ii) the COBRA Continuation Benefit. Any outstanding awards under the Long-Term Incentive Plan shall be paid in accordance with the terms and conditions of the Long-Term Incentive Plan and the applicable awards.

The Change in Control Payment will be made in a lump sum cash payment as soon as practicable, but in no event more than ten (10) days after Release Effective Date. Except as otherwise provided under law or the terms of any other employee benefit plan in which Executive participates, Executive shall not be entitled to receive any additional compensation or benefits from the Company after the termination date.

Notwithstanding anything in this Agreement to the contrary, in the event of a Change in Control during the Performance Period described in Section 2.3 above, then subject to Executive remaining continuously employed with the Company through the date of such Change in Control (except as specified in the following sentence): (a) if the applicable per share consideration for Company stock in such Change in Control is less than $30.00, the First PSU Tranche shall immediately vest in full, and the Second PSU Tranche shall be forfeited and Executive shall not have any further rights with respect thereto; (b) if the applicable per share consideration for Company stock in such Change in Control is between $30.00 and $40.00, the First PSU Tranche shall immediately vest in full, and Executive shall be entitled to a portion of the Second PSU Tranche based on the application of linear interpolation between $30.00 and $40.00 (with the portion of the Second PSU Tranche that does not vest pursuant to such linear interpolation being forfeited); and (c) if the applicable per share consideration for Company stock in such Change in Control is $40.00 or greater, both the First PSU Tranche and the Second PSU Tranche shall immediately vest in full. Notwithstanding the foregoing, in the event that a Change in Control occurs during the Tail Period described in Section 2.3 above, the One-Time PSU Special Grant shall be eligible to vest pursuant to the preceding sentence, subject to the pro rata reduction described in Section 2.3.

3.7              Execution of Separation Agreement. As a condition to receiving the severance benefits described in Section 3.3 or 3.6, as applicable, Executive must execute and return to the Company, and not revoke any part of, a general release and waiver of claims against the Company and its officers, directors, stockholders, employees and affiliates with respect to Executive’s employment, and other customary terms, on a form provided by the Company on or around Executive’s date of employment termination (the “Release”). Executive must deliver the executed Release within 60 days following Executive’s termination (or such shorter period as the Company specifies in providing the Release (which will be provided not more than 15 days after Executive’s termination of Employment)). The Release will become effective on the date the revocation period of the Release expires without Executive revoking the Release (the “Release Effective Date”). Payment of the Severance Pay will begin (or be made, as applicable) in the first payroll whose cutoff date follows the Release Effective Date, provided that if the 60th day following Executive’s termination of employment is in the calendar year subsequent to termination, the payment will not be made earlier than the first business day of such subsequent year unless earlier payment can be made without violation of Section 409A. Any obligation of the Company to provide the Severance Pay shall cease: (i) if Executive materially breached or breaches his contractual obligations to the Company, including those set forth in Article IV or Article V herein, or in the Release or (ii) if, within 90 days after Executive’s termination, the Company discovers facts and circumstances that would have justified a termination for Cause during the Employment Period.

3.8              Timing of Payments; Section 409A.

Notwithstanding any other provision of this Agreement, in the event of a payment to be made, or a benefit to be provided, pursuant to this Agreement based upon Executive’s “separation from service” (as defined below) for a reason other than death at a time when Executive is a Specified Employee (as defined below) and such payment or provision of such benefit is not exempt or otherwise permitted under Section 409A without the imposition of any Section 409A Penalty (as defined below), such payment shall not be made, and such benefit shall not be provided, before the earlier of the date which is the first day of the seventh month after Executive’s separation from service or 30 days after Executive’s death. All payments or benefits delayed pursuant to this Section 3.8 shall be aggregated into one lump sum payment to be made as of the Company’s first business day following the first day of the seventh month after Executive’s separation from service (or if earlier, as of 30 days after Executive’s death).

For purposes of this Agreement:

“Separation from service” has the meaning provided under Code Section 409A and Treas. Reg. 1.409A-1(h);

“Specified Employee” has the meaning given that term in Code Section 409A and Treas. Reg. 1.409A-1(c)(i) as determined in accordance with the Company’s policy for determining Specified Employees;

“Section 409A Penalty” means any increase in tax or any other penalty pursuant to Section 409A; and

Subject to the terms of this Section 3.8, any payments that constitute deferred compensation within the meaning of Section 409A that may be due under this Agreement upon a termination of employment shall begin only after the date of Executive’s separation from service which occurs on or after the termination of Executive’s employment.

This Agreement is intended not to result in the imposition of any Section 409A Penalty and shall be administered, interpreted and construed in a manner consistent with such intent. For purposes of Section 409A, each installment in a series of payments shall be treated as a separate payment.

Executive and the Company agree to cooperate to amend this Agreement from time to time as appropriate to avoid the imposition of any Section 409A Penalty.

In no event shall the Company be required to provide a tax gross-up payment to Executive with respect to any Section 409A Penalty.

Notwithstanding any provision of this Agreement to the contrary, this Agreement is intended to be exempt from or, in the alternative, comply with Section 409A and the interpretive guidance in effect thereunder, including the exceptions for short-term deferrals, separation pay arrangements, reimbursements, and in-kind distributions. The Agreement shall be construed and interpreted in accordance with such intent.

3.9              Excess Parachute Payments; No Excise Tax Gross-Up. Notwithstanding any provision of this Agreement to the contrary, if it is determined by the Company’s independent auditors or its counsel that any amount or benefit to be paid or provided under this Agreement or otherwise, whether or not in connection with a Change in Control, would be an “Excess Parachute Payment” within the meaning of Code Section 280G but for the application of this sentence, then the payments and benefits to be paid or provided under this Agreement will be reduced to the minimum extent necessary (but in no event to less than zero) so that no portion of any such payment or benefit, as so reduced, constitutes an Excess Parachute Payment; provided, however, that the foregoing reduction will be made only if and to the extent that such reduction would result in an increase in the aggregate payment and benefits to be provided, determined on an after-tax basis (taking into account the excise tax imposed pursuant to Code Section 4999, any tax imposed by any comparable provision of state law, and any applicable federal, state and local income and employment taxes).

The fact that Executive’s right to payments or benefits may be reduced by reason of the limitations contained in this Section 3.9 will not of itself limit or otherwise affect any other rights of Executive other than pursuant to this Agreement. In the event that any payment or benefit intended to be provided under this Agreement or otherwise is required to be reduced pursuant to this Section 3.9, the Company will effect such reduction by first reducing the lump sum cash payment related to Base Salary (a “Reduction”). In the event that, after such Reduction any payment or benefit intended to be provided under this Agreement or otherwise is still required to be reduced pursuant to this Section 3.9, the Company will effect such reduction by reducing other consideration due to Executive.

3.10          Removal from any Boards and Positions. If Executive’s employment is terminated for any reason under this Agreement, this Agreement will constitute his automatic resignation from (i) if a member, the board of directors of any subsidiary or affiliate of the Company or any other board to which he has been appointed or nominated by or on behalf of the Company, (ii) any position with the Company or any subsidiary of the Company, including, but not limited to, as an officer of the Company or any of its subsidiaries, and (iii) any fiduciary positions with respect to the Company’s benefit plans.

ARTICLE 4

EXCLUSIVITY OF SERVICES AND RESTRICTIVE COVENANTS

4.1              Restrictive Covenants. Executive will be required to execute an Invention and Non-Disclosure Agreement and a Non-Competition and Non-Solicitation Agreement in the forms attached as Exhibit A and Exhibit B, as a condition of Executive’s continued employment (together, the “Restrictive Covenant Agreements”).

ARTICLE 5

POST-TERMINATION OBLIGATIONS

5.1              Return of Company Materials. No later than three business days following the termination of Executive’s employment for any reason, Executive shall return to the Company all company property that is then in Executive’s possession, custody or control, including, without limitation, all keys, access cards, credit cards, computer hardware and software, documents, records, policies, marketing information, design information, specifications and plans, data base information and lists, and any other property or information that Executive has or had relating to the Company (whether those materials are in paper or computer-stored form), and including but not limited to any documents containing, summarizing, or describing any Confidential Information.

5.2              Executive Assistance. During Executive’s employment with the Company and for a period of two years after the termination of such employment, Executive shall, upon reasonable notice, furnish the Company with such information as may be in Executive’s possession or control, and cooperate with the Company in any reasonable manner that the Company may request, including without limitation conferring with the Company with regard to any litigation, claim, or other dispute in which the Company is or may become a party. The Company shall reimburse Executive for all reasonable out-of-pocket expenses incurred by Executive in fulfilling Executive’s obligations under this Section 5.2. The Company will make any such reimbursement within 30 days of the date Executive provides the Company with documentary evidence of such expense consistent with the policies of the Company. The Company will also pay Executive a reasonable fee per hour for his assistance during the two years commencing on the first anniversary of termination of his employment with the Company. Notwithstanding anything to the contrary, any such reimbursement shall be administered so as to comply with Treasury Regulation Section 1.409A-3(i)(1)(iv).

ARTICLE 6

MISCELLANEOUS

6.1              Notices. Any notices, consents or other communications required or permitted to be sent or given hereunder shall be in writing and shall be deemed properly served if (a) delivered personally, in which case the date of such notice shall be the date of delivery; (b) delivered prepaid to a nationally recognized overnight courier service, in which case the date of delivery shall be the next business day; or (c) sent by electronic transmission (with a copy sent by first-class mail), in which case the date of delivery shall be the next business day. If not personally delivered, notice shall be sent using the addresses set forth below:

If to Executive, to the address listed on the signature page or the last address on file in the records of the Company.

If to the Company:

OneSpan
121 West Wacker Drive
20th Floor
Chicago, IL 60601
Attention: Corporate Secretary

or such other address as may hereafter be specified by notice given by either party to the other party. Executive shall promptly notify the Company of any change in his address set forth on the signature page.

6.2              Withholding. The Company may withhold from any payment that it is required to make under this Agreement amounts sufficient to satisfy applicable withholding requirements under any federal, state or local law, as well as any other amounts due and owing to the Company from Executive.

6.3              Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, personal representatives, successors and assigns; provided that Executive may not assign any of his rights or obligations under this Agreement without the Company’s prior written consent.

6.4              Nonalienation of Benefits. Benefits payable under this Agreement shall not be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, charge, garnishment, execution or levy of any kind, either voluntary or involuntary, prior to actually being received by Executive, and any such attempt to dispose of any right to benefits payable hereunder shall be void.

6.5              Amendment; Waiver. No failure or delay by the Company or Executive in enforcing or exercising any right or remedy hereunder will operate as a waiver thereof. No modification, amendment or waiver of this Agreement or consent to any departure by Executive from any of the terms or conditions thereof, will be effective unless in writing and signed by the Company. Any such waiver or consent will be effective only in the specific instance and for the purpose for which given.

6.6              Severability; Survivability. If any term or provision of this Agreement shall be held to be invalid or unenforceable, the remaining terms and provisions hereof shall not be affected thereby and shall be enforced to the fullest extent permitted under law. Executive’s obligations in Articles 4 and 5 shall survive and continue in full force notwithstanding the termination of this Agreement or Executive’s employment for any reason.

6.7              Execution in Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be considered an original instrument, but all of which shall be considered one and the same agreement and may be executed by electronic signature.

6.8              Governing Law; Consent to Jurisdiction; Waiver of Jury. This Agreement shall be governed by and construed in accordance with the internal laws of the Commonwealth of Massachusetts, without regard to its conflict of law principles. For the purposes of any suit, action, or other proceeding arising out of this Agreement or with respect to Executive’s employment hereunder, the parties: (i) agree to submit to the exclusive jurisdiction of the federal courts located in the District of Massachusetts or state courts located in Suffolk County, Massachusetts; (ii) waive any objection to personal jurisdiction or venue in such jurisdiction, and agree not to plead or claim forum non conveniens; and (iii) waive their respective rights to a jury trial of any claims and causes of action, and agree to have any matter heard and decided solely by the court.

6.9              Construction. The language used in this Agreement will be deemed to be the language chosen by Executive and the Company to express their mutual intent, and no rule of strict construction will be applied against Executive or the Company. The heading in this Agreement are for convenience of reference only and will not limit or otherwise affect the meaning of the provision.

6.10          Entire Agreement; Amendments. This Agreement contains the entire understanding of the parties hereto with regard to the subject matter contained herein, and supersedes all prior agreements, understandings or letters of intent with regard to the subject matter contained herein between the parties hereto. This Agreement shall not be amended, modified or supplemented except by a written instrument signed by each of the parties hereto.

IN WITNESS WHEREOF, each of the parties hereto has duly executed this Employment Agreement.

COMPANY

Date: February 27, 2023	/s/ Lara Mataac
Name: Lara Mataac
Title: General Counsel

EXECUTIVE
Date: February 27, 2023	/s/ Matthew Moynahan
Name: Matthew P. Moynahan